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                             October 12, 2023

       Adrianne Lee
       Chief Financial Officer
       Overstock.com, Inc.
       799 West Coliseum Way
       Midvale, UT 84047

                                                        Re: Overstock.com, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Response dated
October 2, 2023
                                                            File No. 000-49799

       Dear Adrianne Lee:

              We have reviewed your October 2, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

       Response dated October 2, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       27

   1.                                                   We note your response
to our prior comment 2 states that you have    not identified
                                                        material indirect
consequences of climate-related regulation or business trends that would have a material impact
on our business, financial condition, or results of operations."
                                                        Please include a
discussion explaining in greater detail your analysis and how you concluded on the
materiality of each of the items noted in our prior comment for which disclosure was not
deemed necessary. For example, please explain how you determined
                                                        that    competitive
factors other than lower emissions are the primary drivers in customers purchasing products
from our website as compared to purchasing products from our
                                                        competitors    and how
you concluded that the "potential reputational risks associated with public perceptions
surrounding our level of participation in carbon reduction efforts" have
 Adrianne Lee
Overstock.com, Inc.
October 12, 2023
Page 2
      not had a material impact on your business or operations. Also, you state that since you are a retailer and not a manufacturer, you are limited in the ability to impact climate related effects of manufacturing. Please tell us how you considered discussing the indirect consequences of climate-related regulations or business trends relating to your distribution supply chain, including any greenhouse gas emissions related to shipping and transportation, and warehousing activities. In addition, disclose whether you have experienced increased competition to offer sustainable products or products that result in lower emissions.
2. We note your response to the last bullet point in prior comment 3 states that you did not incur any costs associated with physical or operational damage caused by weather related impacts. However, you also state in response to the first and second bullet points of our prior comment that no severe weather conditions led to material physical damages resulting in material loss of business and operational disruption, and you did not experience any material weather-related damage to your property or operations during the periods covered by your 2022 Form 10-K. Please revise to clarify whether you experienced any weather-related damages to your property, business or operations for the years ended December 31, 2020, 2021 and 2022. If so, please explain how you concluded on materiality and provide quantitative information to support your determination.

      In addition, we note your response references a risk factor relating to your dependence on third-party companies that support functions critical to your supply chain. Please revise your disclosure to more clearly explain how you could be impacted if severe weather impacts your customers, suppliers, partners, including third-party carriers and independent fulfillment partners.
3. We note your response to prior comment 4. Please tell us whether you expect to purchase carbon credits or offsets, or renewable energy certificates, in future periods.
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameAdrianne Lee
                                                            Division of
Corporation Finance
Comapany NameOverstock.com, Inc.
                                                            Office of Energy &
Transportation
October 12, 2023 Page 2
cc:       Todd Kaye
FirstName LastName